ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

EFIH FINANCE INC.

1601 Bryan Street

Dallas, Texas 75201-3411

August 6, 2010

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention:	H. Christopher Owings
Mara Ransom
Peggy Kim
Robert Errett

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-168135) of Energy Future Intermediate Holding Company LLC and EFIH Finance Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned registrants hereby request that the effective time of the above-referenced Registration Statement be accelerated to 1:00 p.m., Eastern Time, on Monday, August 9, 2010, or as soon thereafter as is practicable.

The undersigned registrants hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Rob Little of Vinson & Elkins L.L.P. at (214) 220-7931.

Very truly yours,

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/s/ Brock M. Degeyter
Name:	Brock M. Degeyter
Title:	Assistant Secretary

EFIH FINANCE INC.

By:	/s/ Brock M. Degeyter
Name:	Brock M. Degeyter
Title:	Assistant Secretary

SIGNATURE PAGE TO

ACCELERATION REQUEST